
June 5, 2020

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC
FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC
11 Dupont Circle NW, 9th FL,
Washington, D.C. 20036

>   **Re: FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC**
>   **Post-Qualification Amendment No. 1**
>   **Offering Statement on Form 1-A**
>   **Filed on May 11, 2020**
>   **File No. 024-11140**

Dear Mr. Miller:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed on May 11, 2020

General

1. We note the statement on your website that your more mature eREITs and eFunds will pause accepting new investments. Please provide disclosure about the suspension and resumption of accepting subscriptions. Your revised disclosure should provide the dates in which accepting subscriptions was suspended and resumed.

2. We note your disclosures of potential adverse impacts from COVID-19 in the risk factors section on page 45 and your "Outlook and Recent Trends" disclosure in your MD&A in your Form 1-K. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g. reductions in distributions received and anticipated to be received from equity method investees, nonpayment and indications of nonpayment on

debt investments, reductions in distributions to your shareholders, etc.). Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger